ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION OF BANKATLANTIC BANCORP,
INC.


         The Articles of Incorporation of BANKATLANTIC BANCORP, INC., a Florida corporation (the "Corporation"), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act as follows:

     1. The introductory paragraph and Section A of Article III shall be deleted in their entirety and amended to read as follows:

                           ARTICLE III - CAPITAL STOCK

     The aggregate number of shares of capital stock which this Corporation shall have authority to issue is One Hundred Thirty Five Million (135,000,000) of which Ten Million (10,000,000) shall be preferred stock, par value $.01 per share, and of which One Hundred Twenty Five Million (125,000,000) shall be common stock, par value $.01 per share, consisting of Eighty Million (80,000,000) shares of a class designated "Class A Common Stock" and Forty Five Million (45,000,000) shares of a class designated "Class B Common Stock" (the Class A Common Stock and the Class B Common Stock are sometimes hereinafter referred collectively as the "Common Stock"). The preferred stock may be divided into and issued in series by the Board of Directors as set forth below. The Board of Directors shall fix the consideration to be received for each share. Such consideration shall consist of any tangible or intangible property or benefit to this Corporation, including cash, promissory notes, services performed or securities of other corporations or entities and shall have a value, in the judgment of the Board of Directors, equivalent to or greater than the full par value of the shares. In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance. Upon the filing of these Articles of Amendment with the Secretary of State of the State of Florida, each share of Class B Common Stock of the Corporation then outstanding shall, without any action on the part of the holder thereof, be changed into Four Million Eight Hundred Seventy Six Thousand One Hundred Twenty Four (4,876,124) shares of Class B Common Stock of the Corporation.

     A. Common Stock, Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock shall be identical in all respects and shall have equal rights and privileges except as set forth in this Article III
A. The relative rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

     1. Voting. Except as provided in this Article III (or in any supplementary sections thereto), the holders of the Class B Common Stock shall exclusively possess all voting power. Each holder of shares of Class B Common Stock shall be entitled to one vote per share. Each holder of shares of Class A Common Stock shall have no voting rights except as required by law. There shall be no cumulation of votes for the election of directors.

     2. Dividends. Whenever there shall have been paid, or declared and set aside --------- for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of
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     dividends  and of a  sinking  fund,  retirement  fund,  or  other  required payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends when and as declared by the Board of Directors out of any assets legally available for the payment of dividends. Holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors, provided that (i) with respect to dividends payable in cash, the distribution per share of Class A Common Stock must be equal to at least 110% of the amount of the distribution per share of Class B Common Stock and (ii) with respect to dividends or other distributions payable other than in cash, including distributions pursuant to stock dividends or stock splits or divisions, the distribution per share of Class A Common Stock must be identical to the distribution per share of Class B Common Stock, except that a dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock and a dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock provided that in each case the number of shares so declared and issued on a per share basis to such holders is the same.

     3. Rights upon Liquidation or Dissolution. In the event of any liquidation, dissolution, or winding up of the Corporation, the holders of Common Stock (and the holders of any class or series of stock entitled to participate with such stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of the Corporation available for distribution remaining after:
(i) payment or provision for payment of the Corporation's debts and liabilities;
(ii) distributions or provision for distributions in settlement of its liquidation account; and (iii) distributions or provision for distributions to holders of any class or series of stock having preference over the Common Stock in the liquidation, dissolution, or winding up of the Corporation. Each share of Class A Common Stock and Class B Common Stock shall be entitled to share ratably, as a single class, in such remaining assets of the Corporation.

     The foregoing Articles of Amendment to the Articles of Incorporation were duly adopted and approved by the holders of the Corporation's voting stock and by the board of directors of the Corporation, in each case, by unanimous written consent in lieu of a meeting, pursuant to Sections 607.0704 and 607.0821 of the Florida Business Corporation Act, as of April 16, 2001. The number of votes cast was sufficient for approval.

     IN WITNESS WHEREOF, the undersigned Chairman of the Board and Chief Executive Officer has executed these Articles of Amendment to the Articles of Incorporation this 16th day of April, 2001.

                                        BANKATLANTIC BANCORP, INC.



                                         By:      /s/ Alan B. Levan
                                      --------------------------------
                                               Alan B. Levan,
                                           Chairman of the Board
                                        and Chief Executive Officer

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